TOTALMED SYSTEMS, INC.
1200 SE MAYNARD RD., SUITE 203
CARY, NORTH CAROLINA  27511
(919) 388-9480

July 31, 2007

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

      Re:    TotalMed Systems, Inc.
               Withdrawal of Form SB-2
               File No. 333-135648

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, TotalMed Systems, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on April 4, 2007 (SEC File No. 333-135648) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested based on the Company's present capital requirements for its operations. Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. TotalMed Systems, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (919) 388-9480.

Very truly yours,

TotalMed Systems, Inc.

By: /s/ Brian D. Knight
        Brian D. Knight
        President